SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Kiewit Investment Fund LLLP
(Name of Issuer)

Limited Partnership Interests
(Title of Class of Securities)

N/A
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

(Page 1 of 4 Pages)

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS Bruce E. Grewcock
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b)	□ □
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,041.629 Units
6	SHARED VOTING POWER 0
7	SOLE DISPOSITIVE POWER 1,041.629 Units
8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,156.621 Units
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	□
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.6%
12	TYPE OF REPORTING PERSON (See Instructions) IN

(Page 2 of 4 Pages)

Item 1.

(a) Name of Issuer: Kiewit Investment Fund LLLP.
(b) Address of Issuer’s Principal Executive Offices: Kiewit Plaza, Omaha, Nebraska 68131.

Item 2.

(a) Name of Person Filing: Bruce E. Grewcock (the “Reporting Person”)
(b) Address of Principal Business Office or, if none, Residence: 1000 Kiewit Plaza,
Omaha, NE 68131
(c) Citizenship: U.S.A.
(d) Title of Class of Securities: Limited Partnership Interests (“Units”).
(e) CUSIP Number: N/A.

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c);
(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940
(15 U.S.C 80a-8);
(e) [ ] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act
(12 U.S.C. 1813);
(i) [ ] A church plan that is excluded from the definition of an investment company under section
3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3); or
(j) [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a) Amount beneficially owned: 1,156.621 Units
(b) Percent of class: 10.6%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 1,041.629 Units.
(ii) Shared power to vote or to direct the vote: 0.
(iii) Sole power to dispose or to direct the disposition of: 1,041.629 Units
(iv) Shared power to dispose or to direct the disposition of: 0.

(Page 3 of 4 Pages)

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

          The Reporting Person’s spouse and children, as beneficiaries of a trust, have the right to receive the distributions and all other proceeds from 114.992 Units deemed beneficially owned by the Reporting Person under Rule 16a-1(a)(2)(ii)(A).  The Reporting Person’s children, as beneficiaries of trusts, have the right to receive the distributions and all other proceeds from 574.962 Units deemed beneficially owned by the Reporting Person under Rule 13d-3(a).  No interest attributable to any of these trusts exceeds more than 5% of the Units.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

The reporting person hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                                          Date:   January 7, 2011

By: /s/ Bruce E. Grewcock
Name: Bruce E. Grewcock

(Page 4 of 4 Pages)